Exhibit 99- 6f
This is the form of a material change report required under Section 85(l) of the Securities Act.
                                    FORM 27

                        BRITISH COLUMIBIA SECURITIES ACT

             MATERIAL CHANGE REPORT UNDER SECTION 85(l) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(l) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1.  Reporting  Issuer

         State the full name and address of the principal office in Canada of the reporting issuer:

         Softcare  EC.Com,  Inc. (the "Company")
         Suite 107 - 980 West 1st Street
         North Vancouver, BC V7P 3N4

Item 2.  Date of  Material  Change

         February 24, 2000

Item 3.  Press Release

         The Press Release dated February 24, 2000 was disseminated and forwarded to the Canadian Venture Exchange by the Company.

         A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

         The Company announced the acquisition of FMG Consulting, a Nevada LLC (Financial Management Group).

Item 5.  Full  Description  of Material  Change

         Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

         The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

         The above list merely described examples of some of the facts which may be significant The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

         For a full description of the material  change,  see Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

         If the report is being  filed on a  confidential  basis in  reliance of
         Section 85(2) of the Act, state the reasons for such reliance.

         INSTRUCTION:

         Refer to Section 85(3) of the Act concerning continuing obligations in respect of reports filed pursuant to this subsection.

         Not Applicable.

Item 7.  Omitted Information

         In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but s. 85(3) of the Act will no longer be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

         State whether any information has been omitted on this basis and provide the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to s. 169(3) of the Act.

         The reasons for the omission may be contained in a separate letter filed as provided in section 153 of the Securities Rules.

         Not Applicable.

Item 8.  Senior Officers

         The following Senior Officer of the Company is available to answer questions regarding this report:

         Martyn A. Armstrong,  President
         Suite 107 - 980 West 1st Street
         North  Vancouver,  BC V7P 3N4
         Phone:  (604)983-8083

Item 9.  Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, BC, this 28th day of February, 2000.



                                        SOFTCARE EC.COM INC,

                                        Per:


                                        "Martyn A. Armstrong"
                                        -----------------------------------
                                        Martyn A. Armstrong
                                        President and Director

                                  SCHEDULE "A"

(COMPANY LETTERHEAD)

                                                       Shares Issued: 14,466,428
                                                       Fully Diluted: 17,562,728
                                                                Symbol: SCE-CDNX
                                                                        NR-00-09

                                  SCHEDULE "A"

                  SOFTCARE EC.COM ANNOUNCES THE ACQUISITION OF
                        FINANCIAL MANAGEMENT GROUP LTD.

          - Company to Expand Business-to-Business Portal Expertise -

North Vancouver, British Columbia, February 24, 2000 - SoftCare EC.Com, Inc. ("SoftCare"), www.soffcare.com, announces the acquisition of FMG Consulting, a Nevada LLC (Financial Management Group). This acquisition will strengthen both SoftCare and FMG's ability to provide their customers with leading edge technologies.

FMG provides software solutions to the credit counseling industry in the United States. FMG's proprietary software, Credisolv, is the leading software in the industry designed to help credit counseling organizations eliminate administrative burden, generate cost savings, and improve productivity. The purchase of FMG will allow SoftCare to create a Net Market Maker to operate a credit counseling vertical portal. This venture will provide ongoing transaction fees to SoftCare. In addition, this portal will be connected to SoftCare's Payment Portal to produce value-added benefits to customers of the Creditsolv credit counseling portal.

FMG founders, Ross and Cherlynne Casabonne will continue at the Company to further design, develop, market and implement the Creditsolv credit counseling portal. Their wealth of experience in the credit counseling industry will provide a valuable asset and contribute significantly to the success of the Creditsolv credit counseling portal.

"The U.S. credit counseling industry with its myriad of administrative documents is perfectly matched to the benefits of SoftCare's OpenEC (R) Business Relationship Management Center for the transmission of documents and services over the internet," said Martyn Armstrong, President and CEO of SoftCare EC.com. "With our experience in transaction processing, we will have the ability to streamline processing of documents, reduce costs, and increase efficiency. With FMG, we see the distinct opportunity to expand our B2B portal expertise into new vertical markets."

Currently, there are over 2,500 credit counseling agencies nationwide with an average of over 1,500 clients per agency. These organizations require a solution for the transmission of services and documents. Driving the growth of the credit counseling industry is the anticipated new bankruptcy laws to be introduced in the United States. Under the revised law, the new rules will require consumers who file for bankruptcy to undergo an evaluation and/or credit counseling before they can declare bankruptcy. The need to have a network of providers to accommodate the high demand from consumers will trigger the creation of a new breed of providers. SoftCare EC.com anticipates that these providers will come from the independent bankruptcy attorneys, independent accountants and bookkeepers, independent tax preparers and large chains of tax preparing organizations. The ability to streamline the processing of documents that occurs monthly between the debtor, agency and creditor is key to reducing the administrative burden.

Completion of the transaction is subject to execution of definitive documentation, financing and all regulatory approvals. In order to facilitate this transaction, SoftCare will issue 300,000 common shares, based on the following schedule: 100,000 shares are transferred immediately. 95,000 shares are transferred upon completion of the first phase of the Creditsolv Credit
Counseling Portal. 55,000 shares are issuable upon the Creditsolv Credit Counseling Portal itself generating an additional $US 300,000 in recurring monthly revenue to the Company. The additional 50,000 shares are issuable when recurring monthly revenues generated by the portal achieve $US 1,000,000.

About SoftCare

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business e-trading relationships.


On Behalf of the Board of Directors



Clive Massey
Investor Relations


For More Information Contact:


Clive Massey                            Joanna Longo
SoftCare EC.Com Inc.                    The Equicom Group Inc.
604 983 8083 tel                        416 815 0700 tel
604 983 8056 fax                        416 815 0080 fax
cmassey@softcare.com                    jlongo@equicomgroup.com

 SoftCare EC.com, Inc. Suite 107-980 West 1st Str, North Vancouver, BC V7P 3N4
       Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-SOFTCARE
                                www.softcare.com



Statement for use under securities laws generally in Canada, the United States and elsewhere, and particularly under the USA Private Securities Litigation
Reform Act of 1995: Some information in this release that involves SoftCare's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, delays in development or shipment of new versions of the Creditsolv Credit Counseling application, lack of market acceptance of the Creditsolv Credit Counseling Portal or other new products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; and our ability to attract and retain qualified employees.